SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: September 12, 2013

List of materials

Documents attached hereto:

i) Press Release announcing sale of certain M3 shares held by Sony Corporation.

September 12, 2013
Sony Corporation

Sale of certain M3 shares held by Sony Corporation

Sony Corporation (“Sony”) today announced that it has entered into a contract to sell 155,000 shares of its 791,908 shares of M3, Inc. (“M3”), an affiliated company of Sony, to Deutsche Securities Inc.

The sale price is 37.8 billion yen and Sony will receive net cash proceeds from the sale of the same amount on September 17, 2013.  As a result of the sale, Sony expects to record a gain within operating income of approximately 13 billion yen during the second quarter of the fiscal year ending March 31, 2014.  Sony is currently reevaluating its forecast of the consolidated financial results for the current fiscal year ending March 31, 2014 to take into account this sale and other factors that might affect such forecast.

1.  Purpose of the sale

Sony entered into this contract of sale as part of its initiative to transform its business portfolio and reorganize its assets.  Following the sale, Sony will still remain a major shareholder of M3 and will continue to pursue opportunities to collaborate with M3 in various business areas, including medical.

2.  Summary of M3
Trade name	M3, Inc.
Address of head office	Akasaka 1-11-44, Minato-ku, Tokyo, Japan
Name and title of representative	Itaru Tanimura, President and Representative Director
Business	Medical-related services through the use of the Internet
Stated capital	1,336 million yen (as of June 30, 2013)
Date of establishment	September 29, 2000
Number of employees (stand-alone)	162 (as of March 31, 2013)
Number of shares issued and outstanding	1,589,532 shares (as of June 30, 2013)

3.  Summary of the buyer
Trade name	Deutsche Securities Inc.
Address of head office	Sanno Park Tower, Nagatacho 2-11-1, Chiyoda-ku, Tokyo, Japan
Name and title of representative	Makoto Kuwahara, President & Representative Director
Business	Financial instruments business
Stated capital	72,728 million yen
Date of establishment	July 21, 2005

4.  Number of shares to be sold and number of shares to be held by Sony before/after the sale
Number of shares held by Sony before the sale	791,908 shares (Number of voting rights: 791,908) (Shareholding ratio: 49.82%)
Number of shares to be sold	155,000 shares (Number of voting rights: 155,000) (Shareholding ratio: 9.75%)
Number of shares to be held by Sony after the sale	636,908 shares (Number of voting rights: 636,908) (Shareholding ratio: 40.07%)

5.  Schedule
Execution of a contract of sale	September 12, 2013
Closing of the sale (Expected)	September 17, 2013

6.  Outlook

As mentioned above, Sony is currently reevaluating its forecast of the consolidated financial results for the fiscal year ending March 31, 2014 to take into account this sale and other factors that might affect such forecast.  Sony expects to continue to account for M3 as an equity method investment.

(For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2014, which was announced on August 1, 2013, and its consolidated financial results for the fiscal year ended March 31, 2013

(Yen in billions)
	Sales and operating revenue	Operating income	Income before income taxes	Net income attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2014	7,900	230	210	50
Consolidated financial results for the fiscal year ended March 31, 2013	6,801	230	246	43

End of document